EXHIBIT 11.1

COAST DENTAL SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	Quarter Ended March 31,

	2003	2002

Net (loss) income	$(445,697)	$1,150,020

Shares:
Basic weighted average number of shares outstanding	2,091,223	2,091,223
Additional shares issuable under stock options for diluted earnings per share	—	4,121

Diluted weighted average number of shares outstanding	2,091,223	2,095,344

Basic (loss) income per share:
Net (loss) income	$(0.21)	$0.55

Diluted (loss) income per share:
Net (loss) income	$(0.21)	$0.55